SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: November 16, 2005

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 2.02 Results of Operations and Financial Condition

On November 14, 2005, FiberMark announced its third-quarter 2005 results. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The Exhibit associated with this item attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1   Press Release Dated November 14, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: November 16, 2005   By: /s/ John E. Hanley

John E. Hanley

Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release dated November 14, 2005

Exhibit 99.1

news release

FiberMark
161 Wellington Road
P.O. Box 498
Brattleboro, VT 05302
Tel 802 257 0365
Fax 802 257 5900
E-mail generalinfo@fibermark.com



 FOR IMMEDIATE RELEASE   Contact: Janice C. Warren
                                        Director, Investor Relations and
                                        Corporate Communications
                                        802 257 5981

FIBERMARK REPORTS THIRD-QUARTER 2005 RESULTS

BRATTLEBORO, VERMONT, November 14, 2005—FiberMark, Inc., (OTCBB: FMKIQ) today issued its financial results for the third quarter ended September 30, 2005. The company reported a net loss of $59.6 million, or $8.44 per share, in the third quarter of 2005 compared with a net loss of $4.7 million, or $0.66 per share in 2004, an increase in the net loss of $54.9 million. The larger net loss was primarily due to non-cash asset impairment charges of $46.6 million for the reduction to fair market value based on an impairment analysis of the company's long-lived assets in the United States in accordance with SFAS 144, triggered by its restructuring plans approved by the Bankruptcy Court in July 2005. The company also recorded a restructuring and facility closure charge of $11.4 million associated with the significant operational reduction in its New Jersey operations, including a non-cash asset impairment charge of $9.3 million related to SFAS 144. Income from operations declined by $58.4 million primarily due to restructuring and asset impairment charges, plus a combination of lower gross profit, offset in part by lower selling general and administrative expenses. Reorganization expense declined by $2.4 million in 2005 compared with the same quarter in 2004, largely due to lower professional fees, partially offset by an increase in employee retention, retirement and severance costs.

Net sales in the third quarter of 2005 were $107.0 million in 2005 compared with $107.7 million in 2004, a decrease of $0.7 million or 0.6%. Unfavorable foreign exchange rates decreased third-quarter 2005 sales by $0.2 million compared with 2004. Net of currency effects, current year net sales decreased by $0.5 million, or 0.5% versus last year.

Net sales from German operations in the third quarter of 2005 were $50.6 million compared with $47.9 million in the prior-year quarter, an increase of $2.7 million or 5.6%. Excluding the translation effects of a weaker euro, which accounted for a decrease of $0.1 million in sales for the third quarter compared with the prior-year quarter, sales from German operations grew by $2.8 million, or 5.8%. During the quarter, the company made continued gains in most of its German businesses due to a combination of market share gains, geographic growth, economic recovery and the growth of key customers. These gains were partially offset by the company's nonwoven wallcovering business, which has been negatively affected by the weak German economy and competitive pressures, particularly in export markets, as well as by pricing pressure and a weaker product mix in certain markets.

Third quarter 2005 net sales from North American operations were $56.4 million compared with $59.8 million in the prior-year quarter, a decrease of $3.4 million or 5.7%. Office products and publishing/packaging reported modest declines, while technical specialties experienced larger declines.

Publishing sales, which represent the majority of the sales in the publishing/packaging product family, were nearly even with 2004 levels, while packaging volume was slightly lower than the prior-year quarter due to fewer large packaging projects in the 2005 quarter. Sales in technical specialties were negatively affected by weakness in our tape base, art/archival and electrical transformer businesses, some of which were tied to plans to exit businesses due to the announced closure of portions of our New Jersey operations, offset in part by stronger sales in printable specialties, building products and scrapbooking. Office products sales comparisons continue to reflect the mature nature of the business, offset in part by growth in the company's graphic design/paper merchant business.

In the third quarter of 2005, the earnings before interest, taxes, depreciation, amortization and chapter 11-related reorganization expenses (EBITDAR) were a negative $48.6 million compared with a positive EBITDAR of $9.0 million in 2004. The change to a loss was primarily due to asset impairment charges of $46.6 million in the 2005 quarter and a net increase in restructuring and facility closure expense charges of $11.7 million, as well as higher energy, raw material and manufacturing costs, partially offset by lower chapter 11 reorganization expense and lower selling, general and administrative expense. FiberMark believes that such non-GAAP financial information assists investors and others by providing financial information in a format that presents comparable financial trends of ongoing business activities.

Liquidity

As of September 30, 2005, FiberMark's pro forma unused borrowing capacity under its existing credit facilities was $43.7 million. The company's DIP and German revolving credit facilities were extended through the end of 2005, with a subsequent extension expected through January 31, 2006, to accommodate a January 2006 emergence from chapter 11.

Nine Months Results

For the nine months ended September 30, 2005, the company reported a net loss of $63.3 million in 2005 compared with a net loss of $20.9 million in 2004, an increase in the net loss of $42.4 million. The larger loss was primarily due to non-cash asset impairment charges of $46.6 million for the reduction to fair market value based on an impairment analysis of the company's long-lived assets in the United States in accordance with SFAS 144, triggered by its restructuring plans approved by the Bankruptcy Court in July 2005. In addition, restructuring and facility closure expenses increased by $11.7 million, net of reversals, including a non-cash impairment charge of $9.3 million. Offsetting these expenses and charges were lower interest expense ($8.8 million lower) primarily due to the cessation of interest expense accruals on the senior notes pending the outcome of the chapter 11 process, lower reorganization expenses related to chapter 11 ($7.7 million lower), and lower income from operations (a $59.7 million decline, of which $58.3 million relates to restructuring and asset impairment charges).

Consolidated net sales for the nine months ended September 30 were $337.3 million in 2005 compared with $331.2 million in 2004, an increase of $6.1 million or 1.8%. Currency translation increased year-to-date 2005 sales by $5.1 million compared with 2004. Net of currency translation, current year net sales increased by $1.0 million, or 0.3% versus last year.

-more-

Sales from German Operations

Net sales from German operations in the nine months ended 2005 were $169.2 million compared with $156.1 million in the prior-year period, an increase of $13.1 million or 8.4%. Excluding the translation effects of a stronger euro, which accounted for $5.0 million in sales for the nine-month period in 2005 compared with the prior period, sales from German operations rose by $8.1 million or 5.2%. Gains in nearly all markets, particularly in our filtration and abrasive base businesses, overshadowed declines in our nonwoven wallcovering and coating base businesses.

Sales from North American Operations

Net sales from North American operations in the first nine months of 2005 were $168.2 million compared with $175.1 million in the prior-year period, a decrease of $6.9 million or 3.9%. Sales in office products were unchanged versus the prior-year period, while publishing/packaging and technical specialties reported declines.

Publishing and packaging sales were weaker despite very strong educational publishing demand due largely to broad publishing trends and weaker media packaging sales. In the office products product family, sales were essentially unchanged, with gains due to market penetration of the graphic design market and new product development successes, offset by modest declines reflecting the office products market's maturity. Lower technical specialties sales reflected the maturity of the company's technical/industrial markets and selected market share declines due to factors such as substitute technology or price increases, and were offset slightly by gains in our printable specialties, building materials product lines and new products.

In the first nine months of 2005, earnings before interest, taxes, depreciation, amortization and chapter 11-related reorganization expenses (EBITDAR) were negative $24.7 million compared with a positive $32.7 million in the same 2004 period, largely reflecting a 2005 asset impairment charge of $46.6 million, a net increase in restructuring facility closure expense of $11.7 million due to higher raw material, energy and manufacturing costs, partially offset by lower expenses for chapter 11 reorganization ($7.7 million lower), interest ($8.7 million lower) and SG&A, as well as gain on disposal of assets of $2.2 million.

The company believes it is reaching the conclusion of its chapter 11 proceedings. With a confirmation hearing scheduled for December 2, the company expects to emerge from chapter 11 in early 2006. From a financial reporting standpoint, Craig Thiel, FiberMark's vice president and corporate controller, said: "Upon emergence from chapter 11, the company will need to apply fresh-start accounting, which requires the company to determine the fair market value of all assets and liabilities, and then to adjust those values based on the reorganization value after it is approved by the Bankruptcy Court. The independent fair market appraisal that was used to calculate the asset impairment charge related exclusively to the long-lived assets of our U.S. operations under SFAS 144. This appraisal, updated as of the emergence date, will also provide the fair market value for our U.S. long-lived assets in fresh-start accounting when we emerge from bankruptcy."

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials meeting industrial and consumer needs worldwide, operating 11 facilities in the eastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, wallpaper, building materials, sandpaper and graphic arts applications; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

(tables follow)

FIBERMARK, INC.
Condensed Consolidated Statements of Operations
Three Months Ended September 30, 2005 and 2004

(In thousands, except per share amounts)

Unaudited

	2005	2004
Net sales	$ 106,979	$ 107,748
Cost of sales	93,949	93,289
Gross profit	13,030	14,459
Selling, general and administrative expenses	9,117	10,037
Restructuring and facility closure expense (reversal)	11,446	(209)
Gain on disposal of assets	(317)	-
Asset impairment charge	46,557	-
Income (loss) from operations	(53,773)	4,631
Foreign exchange transaction gain	(292)	(211)
Other (income) expense, net	(209)	225
Interest expense, net (excluding post-petition contractual interest of $8,525 in both 2005 and 2004)	327	549
Reorganization expense	4,098	6,477
Loss before income taxes	(57,697)	(2,409)
Income tax expense	1,940	2,248
Net loss	$ (59,637)	$ (4,657)
Basic loss per share	$ (8.44)	$ (0.66)
Diluted loss per share	$ (8.44)	$ (0.66)
Weighted average basic shares outstanding	7,066	7,066
Weighted average diluted shares outstanding	7,066	7,066

-more-

FIBERMARK, INC.
Condensed Consolidated Statements of Operations
Nine Months Ended September 30, 2005 and 2004

(In thousands, except per share amounts)

Unaudited

	2005	2004
Net sales	$ 337,337	$ 331,187
Cost of sales	289,481	277,263
Gross profit	47,856	53,924
Selling, general and administrative expenses	31,451	33,983
Restructuring and facility closure expense (reversal)	11,540	(209)
Gain on disposal of assets	(2,222)	-
Asset impairment charge	46,557	-
Income (loss) from operations	(39,470)	20,150
Foreign exchange transaction gain	(144)	(482)
Other expense, net	376	1,159
Interest expense, net (excluding post-petition contractual interest of $25,575 and $17,142 in 2005 and 2004, respectively)	1,435	10,159
Reorganization expense	12,733	20,419
Loss before income taxes	(53,870)	(11,105)
Income tax expense	9,472	9,812
Net loss	$ (63,342)	$ (20,917)
Basic loss per share	$ (8.96)	$ (2.96)
Diluted loss per share	$ (8.96)	$ (2.96)
Weighted average basic shares outstanding	7,066	7,066
Weighted average diluted shares outstanding	7,066	7,066

FIBERMARK, INC.
Condensed Consolidated Balance Sheets
(In thousands, except share and per share amounts)
Unaudited

	September 30, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash	$ 13,624	$ 1,194
Accounts receivable, net of allowances	62,301	61,116
Inventories	68,570	73,650
Prepaid expenses	3,964	4,339
Total current assets	148,459	140,299
Property, plant and equipment, net	173,844	248,853
Goodwill	8,253	9,167
Other intangible assets, net	3,007	2,629
Other long-term assets	5,718	4,858
Total assets	$ 339,281	$ 405,806
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Revolving credit line	$ 5,613	$ 2,628
Accounts payable	24,447	24,063
Accrued liabilities	27,138	21,269
Accrued income taxes payable	18,802	15,458
Deferred income taxes	247	279
Total current liabilities not subject to compromise	76,247	63,697
Long-term liabilities:		
Deferred income taxes	17,786	28,497
Other long-term liabilities	47,208	48,788
Total long-term liabilities not subject to compromise	64,994	77,285
Liabilities subject to compromise	366,573	366,700
Total liabilities	507,814	507,682
Stockholders' deficit:		
Preferred stock, par value $.001 per share;		
2,000,000 shares authorized, and none issued	-	-
Series A Junior participatory preferred stock, par value $.001;		
7,066 shares authorized, and none issued	-	-
Common stock, par value $.001 per share; 20,000,000 shares authorized		
7,070,026 shares issued and 7,066,226 shares outstanding in 2005 and 2004	7	7
Additional paid-in capital	65,496	65,496
Accumulated deficit	(238,050)	(174,708)
Accumulated other comprehensive income	4,049	7,364
Less treasury stock, 3,800 shares at cost in 2005 and 2004	(35)	(35)
Total stockholders' deficit	(168,533)	(101,876)
Total liabilities and stockholders' deficit	$ 339,281	$ 405,806

FiberMark, Inc.
Supplemental Financial Information

Reconciliation of Net Loss to EBITDAR

EBITDAR, a non-GAAP measure, is defined as earnings before, interest, taxes, depreciation, amortization and chapter 11-related reorganization expenses. This financial metric reflects liquidity and operating profitability commonly used by the investment community and internally for evaluation purposes. Such measures should be considered in addition to, but not in lieu of, financial measures reported under GAAP.

	Three Months Ended September 30,		Variance	
	2005	2004	$	%
Net loss	(59,637)	(4,657)	(54,980)	-1181%
Adjustments to reconcile to EBITDAR:				
Income tax expense	1,940	2,248	308	
Net interest expense	327	549	222	
Chapter 11 reorganization expense	4,098	6,477	2,379	
Depreciation and amortization	4,702	4,356	(346)	
	11,067	13,630	2,563	19%
EBITDAR[1]	(48,570)	8,973	(57,543)	-641%
[1]Includes:				
Asset impairment charge	46,557	-	(46,557)	
Restructuring and facility closure expense (reversal)	11,446	(209)	(11,655)	
Gain on disposal of assets	(317)	-	317	
Foreign exchange gain	(292)	(211)	81	
	57,394	(420)	(57,814)	

	Nine Months Ended September 30,		Variance	
	2005	2004	$	%
Net loss	(63,342)	(20,917)	(42,425)	-203%
Adjustments to reconcile to EBITDAR:				
Income tax expense	9,472	9,812	340	
Net interest expense	1,435	10,159	8,724	
Chapter 11 reorganization expense	12,733	20,419	7,686	
Depreciation and amortization	14,968	13,234	(1,734)	
	38,608	53,624	15,016	28%
EBITDAR[1]	(24,734)	32,707	(57,441)	-176%
[1]Includes:				
Asset impairment charge	46,557	-	(46,557)	
Restructuring and facility closure expense (reversal)	11,540	(209)	(11,749)	
Gain on disposal of assets	(2,222)	-	2,222	
Foreign exchange gain	(144)	(482)	(338)	
	55,731	(691)	(56,422)	

# # #